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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE TO

                                 (RULE 14D-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                              AXA FINANCIAL, INC.

                       (Name of Subject Company (Issuer))

                         ------------------------------

                                      AXA

                                AXA MERGER CORP.
                      (Names of Filing Persons (Offerors))

                         ------------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                   29444G107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                             ROBERT E. GARBER, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              AXA FINANCIAL, INC.
                          1290 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10104
                           TELEPHONE: (212) 554-1234

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                         ------------------------------

                                   COPIES TO:

  CHRISTIANNE BUTTE, ESQ.       PETER S. WILSON, ESQ.        ROBERT E. SPATT, ESQ.
            AXA                Cravath, Swaine & Moore    Simpson Thacher & Bartlett
    21, Avenue Matignon           825 Eighth Avenue          425 Lexington Avenue
    75008 Paris, France       New York, New York 10019     New York, New York 10017
  (011 33 1) 40 75 57 00      Telephone: (212) 474-1000         (212) 455-2000

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                               DECEMBER 21, 2000
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/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    /X/  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    AXA, a SOCIETE ANONYME organized under the laws of the Republic of France,
AXA Merger Corp., a Delaware corporation and wholly owned subsidiary of AXA ("Merger Sub" and, together with AXA, the "Offerors"), and AXA Financial, Inc. (the "Company") hereby amend and supplement their Combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Combined Statement") initially filed on November 21, 2000. The Combined Statement relates to the joint exchange offer by the Offerors to exchange all of the publicly held shares of Common Stock, par value $.01 per share (the "Company Common Stock" or the "Shares"), of the Company for 0.295 of an American depositary share of AXA and $35.75 net to the seller in cash, without interest thereon, per Share, upon the terms and subject to the conditions set forth in the Prospectus dated November 21, 2000 (as amended or supplemented, the "Prospectus"), a copy of which is filed as Exhibit (a)(4) to the Combined Statement, and in the related Letter of Transmittal (including the Instructions thereto which form a part thereof), a copy of which is filed as Exhibit (a)(1)(A) to the Combined Statement (as amended or supplemented, the "Letter of Transmittal" which together with the Prospectus constitute the "Offer"), and to the subsequent merger of Merger Sub with and into the Company (the "Merger").

    Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Prospectus.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a), (b), (d). On December 14, 2000, AXA, as borrower, Bank of America International Limited, Chase Manhattan plc, SG Investment Banking and UBS Warburg Ltd., as arrangers (the "Arrangers"), Societe Generale, as agent, and a number of banks executed final documentation (the "Credit Facilities Agreement") relating to the $5.0 billion multicurrency dual tranche credit facility. The Credit Facilities Agreement, filed as Exhibit (b)(4) hereto, is incorporated herein by reference.

    On December 15, 2000, AXA, as issuer, and The Bank of New York, as trustee, entered into an indenture (the "Indenture") and a supplemental indenture (the "Supplemental Indenture") relating to the $900,000,000 initial aggregate principal amount of 8.60% Subordinated Notes due December 15, 2030, the (POUND)325,000,000 initial aggregate principal amount of 7.125% Subordinated Notes due December 15, 2020 and the (EURO)650,000,000 initial aggregate principal amount of 6.75% Subordinated Notes due December 15, 2020. The Indenture and the Supplemental Indenture, filed respectively as Exhibits (b)(5) and (b)(6) hereto, are incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

    (a)(2). On December 20, 2000, the Office of Thrift Supervision (the "OTS") notified the Company by a letter dated December 19, 2000 that it had completed its review of the filing made on November 24, 2000 by AXA with the OTS relating to the acquisition of additional Shares of the Company by AXA and Merger Sub in the Offer and the Merger. The OTS further indicated that it does not object to the transactions described in the filing.

ITEM 12. EXHIBITS

(b)(4) Multicurrency Term and Revolving Credit Facilities Agreement dated December 14, 2000 between AXA, as Borrower, the
            Arrangers, Societe Generale, as Agent, and the banks named therein. (incorporated by reference to Exhibit 1 to the Report on Form 6-K furnished by AXA on December 21, 2000)

(b)(5)      Indenture dated as of December 15, 2000 between AXA, as
            Issuer, and The Bank of New York, as Trustee. (incorporated by reference to Exhibit 2 to the Report on Form 6-K furnished by AXA on December 21, 2000)

                                       2
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
(b)(6)      First Supplemental Indenture dated as of December 15, 2000 between AXA, as Issuer, and The Bank of New York, as
            Trustee, relating to the issuance of $900,000,000 initial
            aggregate principal amount of 8.60% Subordinated Notes due
            December 15, 2030, (POUND)325,000,000 initial aggregate
            principal amount of 7.125% Subordinated Notes due
            December 15, 2020 and (EURO)650,000,000 initial aggregate
            principal amount of 6.75% Subordinated Notes due
            December 15, 2020. (incorporated by reference to Exhibit 3 to the Report on Form 6-K furnished by AXA on December 21,
            2000)

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       SCHEDULE TO AND SCHEDULE 13E-3

                                                       AXA

                                                       By:  /s/ GERARD DE LA MARTINIERE
                                                            -----------------------------------------
                                                            Name: Gerard de La Martiniere
                                                            Title:  Chief Financial Officer

                                                       AXA MERGER CORP.

                                                       By:  /s/ DENIS DUVERNE
                                                            -----------------------------------------
                                                            Name: Denis Duverne
                                                            Title:  President

                                                       SCHEDULE 13E-3

                                                       AXA FINANCIAL, INC.

                                                       By:  /s/ EDWARD D. MILLER
                                                            -----------------------------------------
                                                            Name: Edward D. Miller
                                                            Title:  President and Chief Executive
                                                            Officer

Date: December 21, 2000

                                       4
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                                 EXHIBIT INDEX

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------   ------------------------------------------------------------
               (b)(4)   Multicurrency Term and Revolving Credit Facilities Agreement
                        dated December 14, 2000 between AXA, as Borrower, the
                        Arrangers, Societe Generale, as Agent, and the banks named therein. (incorporated by reference to Exhibit 1 to the
                        Report on Form 6-K furnished by AXA on December 21, 2000)

               (b)(5)   Indenture dated as of December 15, 2000 between AXA, as
                        Issuer, and The Bank of New York, as Trustee. (incorporated by reference to Exhibit 2 to the Report on Form 6-K
                        furnished by AXA on December 21, 2000)

               (b)(6)   First Supplemental Indenture dated as of December 15, 2000 between AXA, as Issuer, and The Bank of New York, as
                        Trustee, relating to the issuance of $900,000,000 initial
                        aggregate principal amount of 8.60% Subordinated Notes due
                        December 15, 2030, (POUND)325,000,000 initial aggregate
                        principal amount of 7.125% Subordinated Notes due
                        December 15, 2020 and (EURO)650,000,000 initial aggregate
                        principal amount of 6.75% Subordinated Notes due
                        December 15, 2020. (incorporated by reference to Exhibit 3 to the Report on Form 6-K furnished by AXA on December 21,
                        2000)